02055817

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

October 28, 2002

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exchange Releases:

- Huhtamäki Oyj Interim Report January 1 - September 30, 2002 (October 24, 2002)
- Huhtamaki: Executive Committee responsibilities (September 9, 2002)
- Huhtamaki launches share buyback program (September 4, 2002)
- Increase in share capital registered (August 29, 2002)
- Huhtamaki's EGM approves bonus issue, share split (August 26, 2002)
- CTO Matti Tikkakoski to leave Huhtamaki (August 26, 2002)
- Huhtamaki's strong profit improvement continued (July 25, 2002)
- Huhtamaki proposes share split through a bonus issue (July 25, 2002)
- Change in shareholding May 31, 2002)
- Increase in share capital and listing of new shares resulting from use of stock options (May 30, 2002)
- Huhtamäki Oyj: Strong profit improvement in first quarter (April 25, 2002)

Yours sincerely,

Kirsikka Ylimaula
Communications Coordinator

Huhtamäki Oyj,
Länsituulentie 7, FIN-02100 Espoo, Finland, Tel. +358 9 6868 81, Fax +358 9 6868 8220,
www.huhtamaki.com

cc:

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

24/10/2002

Interim Report January 1 - September 30, 2002

Against the backdrop of a deteriorating world economy, consumer packaging specialist Huhtamaki reports steady sales volume and continued profit improvement in January-September 2002. In the third quarter, volume growth resumed in Europe and continued in Asia-Oceania-Africa. However, weak demand in North America, company disposals during 2001 and currency translations led to a 7% decline in the reported sales figure for the quarter.

Group EBITA margin improved by 0.7 percentage points to 9.9% during the quarter and by 0.9 percentage points to 10.1% in January-September. Helped by a lower number of shares in issue, earnings per share (before amortization) for the quarter increased by 18%, while the corresponding nine-month figure improved by 30%, to EUR 1.04.

Key Figures

EUR million	**Q3**	**Change %**	**Q1-Q3**	**Change %**
Net sales	547	- 7	1,712	- 5
EBITA	54	-	172	+ 4
EBITA margin, %	9.9	-	10.1	-
Profit before taxes	32	+1	106	+ 10
Net income	21	- 3	72	+ 10
EPS*, EUR	0.32	+ 18	1.04	+ 30
ROI*, %	-	-	13.2	+ 23

*before amortization of goodwill and other intangible assets

A challenging short-term outlook in North America is likely to dampen profit generation in the final quarter, whereby an improvement in the full-year earnings per share will remain less pronounced than during the first part of the year. Having largely achieved its immediate structural and financial targets, Huhtamaki now focuses on accelerating sales growth as a top priority for 2003.

Espoo, Finland, October 24, 2002
Huhtamäki Oyj
Board of Directors

Full release and presentation attached

Q3_02_EN.pdf Third quarter 2002.pd

Published on: 24/10

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

09/09/2002

Executive Committee responsibilities

The Board of Directors of Huhtamäki Oyj has endorsed the following changes in the responsibilities of Executive Committee members:

Chief Marketing Officer Kalle Tanhuanpää will henceforth be responsible for the company's Technology and Development Centers, Innovation Management, as well as Quality, Health and Environmental matters, on top of his current tasks in Group Marketing and Communications. His new business title is Executive Vice President, Marketing & Development.

Chief Financial Officer Timo Salonen will assume Global Sourcing as an additional area of responsibility.

Inquiries: Mr. Markku Pietinen, Tel. +358-9-6868 8361

Published on: 09/09

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

04/09/2002

Huhtamaki launches share buyback program

The Board of Huhtamäki Oyj has decided to launch a share buyback program based on the authorization granted by the Annual General Meeting on March 25, 2002.

The company has an authorization to purchase from the market a maximum of 5% of its own shares in issue, or up to 5,061,089 shares. The share purchases will be started on September 12, 2002 at the earliest.

Inquiries: CFO Timo Salonen, Tel +358-9-6868 8401

Published on: 04/09

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

29/08/2002

Increase in share capital registered

Following decisions by an extraordinary shareholders' meeting of Huhtamäki Oyj held on August 26, 2002, an increase in the company's share capital, together with related amendments to its Articles of Association, have been entered in the Finnish Trade Register on August 29, 2002. The share capital was increased from EUR 86.04 million to EUR 344.15 million through a bonus issue.

In the bonus issue, each existing share entitled to three new shares free of charge. The new shares will become subject to public trading as of August 30, 2002. A total of 75,916,344 new shares was issued, whereby the number of shares in issue now amounts to 101,221,792.

Inquiries:
Mr. Juha Salonen, Group General Counsel
Tel. +358-9-6868 8380

Published on: 29/08

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

26/08/2002

Huhtamaki's EGM approves bonus issue, share split

An extraordinary shareholders' meeting of Huhtamäki Oyj held on August 26, 2002, approved a bonus issue, in which three new shares will be issued free of charge for each existing share. The company's share capital will be increased from EUR 86.04 million to EUR 344.15 million by transferring the corresponding amount from the premium fund to share capital. The objective is to enhance share liquidity by quadrupling the number of shares in issue.

The bonus issue comprises 75,916,344 new shares, each with an accounting counter value of EUR 3.40. Once the increase in share capital has been entered in Finnish Trade Register on August 29, 2002, the number of shares in issue will be 101,221,792. The new shares will be assigned to shareholders as registered in the Finnish Book Entry System on the record date August 29, 2002.

To enable the to bonus issue, the EGM amended Article 3 in the company's Articles of Association. The company's share capital shall amount to a minimum of EUR 200 million and a maximum of EUR 1,000 million. The company shall have a minimum of 50 million and a maximum of 250 million of shares in issue.

The new shares issued in the bonus issue will be assigned to shareholders automatically, requiring no action on the part of shareholders. The new shares will entitle to a full dividend for 2002.

The Helsinki Exchanges (HEX) will start quoting the Huhtamaki share without the attached subscription rights from August 27, 2002.

As a consequence of the rights issue, the terms of the company's stock option plans have been adjusted to the extent that one option right will entitle to four shares instead of one. The strike prices have been adjusted accordingly.

Inquiries:
Mr. Juha Salonen, Group General Counsel
Tel. +358 9 6868 8380

Published on: 26/08

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

26/08/2002

CTO Matti Tikkakoski to leave Huhtamaki

Mr. Matti Tikkakoski, Executive Committee Member and Chief Technology Officer of Huhtamäki Oyj, has announced his resignation at the end of this month. He has most recently been responsible for the company's manufacturing strategy, R&D, global sourcing, as well as quality, environmental and health issues.

Published on: 26/08

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

25/07/2002

Huhtamaki's strong profit improvement continued

For consumer packaging specialist Huhtamaki, the second quarter of 2002 resulted in continued profit improvement despite soft market conditions leading to a slight decline in sales volume. Comparable sales were steady in Europe and declined in North America, while growth continued in the emerging markets of Asia, Oceania and Africa.

The Group EBITA margin improved by a full percentage point in the second quarter, to 11.3%. This reflects concentration to quality business, rationalization benefits, as well as the successful management of plastic raw materials prices, which increased significantly during the quarter. Timely currency hedging mitigated the effects of the weakening of the U.S. dollar.

Helped by a reduced number of shares in issue, earnings per share (before amortization) for the quarter were up by 33%, and the corresponding six-month figure improved by 37%, to EUR 2.89.

Key Figures

EUR million	**Q2 2002**	**Change %**	**H1 2002**	**Change %**
Net sales	607	- 6	1,165	- 4
EBITA	69	+ 3	118	+ 5
EBITA margin, %	11.3	-	10.1	-
Profit before taxes	47	+ 7	74	+ 14
Net income	34	+ 9	51	+ 16
EPS*, EUR	1.78	+ 33	2.89	+ 37
ROI*, %	-	-	12.6	-

*before amortization of goodwill and other intangible assets

A clear market recovery now appears less certain than early in the year. Price increases already agreed will nevertheless strengthen the sales figures in the third quarter, and important new products are gaining volume.

Huhtamaki is on track with its internal rationalization program. With conclusive measures to boost operational efficiency in implementation, and the exit from unattractive business segments largely accomplished, the company is confident about reaching an improvement in

earnings per share in 2002, as well as meeting its 10% EBITA margin target for 2003. Efforts to accelerate growth through innovation and partnership with key customers will be further intensified.

Espoo, Finland, July 25, 2002
Huhtamäki Oyj
Board of Directors

Full release attached:

Q2_02_EN.pdf

Published on: 25/07

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

25/07/2002

Huhtamaki proposes share split through a bonus issue

The Board of Directors of Huhtamäki Oyj proposes to quadruple the number of company shares in issue in order to enhance the share's liquidity on the stock market. Technically, the share split will be carried out through a bonus issue, in which three new shares will be issued for each old share.

The arrangement will consist of an increase in the company's share capital through a bonus issue, necessary revisions to the company's Articles of Association, as well as technical changes to the company's management stock option schemes.

In the bonus issue, a total of 75,916,344 shares with an accounting value of EUR 3.40 each shall be issued and given free of charge to the beneficial owners as registered in the Finnish Book Entry system, either directly or through a nominee, on the record date of August 29, 2002.

The corresponding increase in share capital, from EUR 86.04 million to EUR 344.15 million, will be effected through transferring a corresponding amount from the premium fund to the share capital.

The new shares shall entitle to a full dividend for fiscal 2002 and be subject to public trading immediately after the increase of the share capital has been registered in the Trade Register.

The bonus issue will be carried out in the electronic Book Entry system and requires no action on the part of shareholders. There will be no changes in the company's ownership structure.

The company's 1997 and 2000 management stock option plans will be amended so as to keep the relative share of new equity issued through conversions of stock options unchanged.

Amendments to the Articles of Association

The Board of Directors proposes that Article 3 of the Articles of Association shall be amended as follows:

- The minimum share capital of the company is EUR 200,000,000 and maximum share capital EUR 1,000,000,000, within which limits the share capital may be increased or decreased without amending the Articles of Association and

- The total amount of the shares in the company shall be not less than 50,000,000 shares and not more than 250,000,000 shares.

Inquiries:
Mr Juha Salonen, Group General Counsel

Tel. +358-9-6868 8380

Published on: 25/07

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

31/05/2002

Change in shareholding

Tweedy, Browne Company LLC, 350 Park Avenue, New York, NY 10022, has on May 30, 2002 announced that its holding of Huhtamäki Oyj shares, through various funds under its management, has declined from 5.13 percent to 4.99 percent of the shares outstanding.

Inquiries:
Mr Juha Salonen, Group General Counsel
Tel. +358-9-6868 8380

Published on: 31/05

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

30/05/2002

Increase in share capital and listing of new shares resulting from use of stock options

A total of 1.500 new shares of Huhtamäki Oyj have been issued, following conversions of A-options attached to the company's 1997 stock option plan. The corresponding increase in the company's share capital is EUR 5,100. The increase will be entered in the Finnish Trade Register on May 30, 2002. The company has requested Helsinki Exchanges to list the new shares for public trading beginning May 31, 2002. In terms of shareholder rights and entitlement to dividend, the new shares are identical to the company shares already traded on Helsinki Exchanges.

The A and B options attached to the company's 1997 stock option plan entitle to the subscription of a total of 450,000 new company shares. The annual subscription period is April 1 - October 31, with the program expiring on October 31, 2004.

Inquiries:

Mr Juha Salonen, Group General Counsel
Tel. +358-9-6868 8380

Published on: 30/05

HUHTAMAKI

TAKING PACKAGING FURTHER

Press Release

25/04/2002

Strong profit improvement in first quarter

Consumer packaging specialist Huhtamaki reports improving margins and strong profit growth in the first quarter of 2002 against the corresponding period in 2001. Sales volumes met expectations in Europe and the Americas, and particularly good progress was evident in Asia. A slight decline in the reported sales reflects operations divested during 2001.

The operating profit (EBITA) increased by 8% to EUR 49 million, 8.8% of net sales. EBITA from operations, which excludes net corporate income, advanced by 22%, and the corresponding margin strengthened from 6.6% to 8.2%. The improvement came from rationalization benefits, a better product mix and lower plastic resin prices.

Key Figures

EUR million	**Q1 2002**	**Q1 2001**	**Change %**
Net sales	558	571	- 2
EBITA	49	46	+ 8
EBITA margin, %	8.8	8.0	
Profit before taxes	27	21	+ 30
Net income	17	13	+ 33
EPS*, EUR	1.11	0.75	+ 48
ROI*, %	12.1	10.7	

*before amortization of goodwill and other intangible assets

Profit before minority interest and taxes improved by 30% to EUR 27 million, and net income by 33% to EUR 17 million. A significant decline in the number of shares in issue helped earnings per share (before amortization) improve even more sharply, by 48% to EUR 1.11. Return on capital improved clearly.

The business outlook for the important second and third quarters is solid. The rate of profit growth will nevertheless slow down from the first quarter, due to more demanding comparison figures and the anticipated return of resin prices to mid-2001 levels. The company remains optimistic about meeting its financial targets for 2002.

Espoo, Finland, April 25, 2002
Huhtamäki Oyj
Board of Directors

Full release and presentation attached

Q1_02_en.pdf Q1_02 Respres.pdf

Published on: 25/04